Exhibit 99.3

Abaxx announces Special Distribution and Record Date of Base Carbon share spin out

TORONTO, Feb. 17, 2022 -- Abaxx Technologies Inc., (NEO: ABXX) (OTCQX: ABXXF) (“Abaxx” or the “Company”), a financial software company, majority shareholder of Abaxx Singapore Pte. Ltd., the Abaxx Commodity Exchange (AEX), and producer of the SmarterMarkets™ Podcast, is pleased to announce a distribution of 5,091,864 common shares (the “Base Carbon Shares”) of Base Carbon Corp. (“Base Carbon”) from its holdings to shareholders of Abaxx as a return of capital (the “Return of Capital”). The Return of Capital is being completed in connection with a capital reorganization and the anticipated completion of Base Carbon’s reverse takeover transaction and listing on the Neo Exchange Inc. The Return of Capital was approved by shareholders of Abaxx at its annual general and special meeting held on August 25, 2021 (the “Meeting”).

The distribution of the Base Carbon Shares is payable on March 3, 2022 to Abaxx shareholders of record at the close of business on March 1, 2022 (the “Record Date”). The Base Carbon Shares will be distributed on a pro rata basis. No fractional shares or cash in lieu thereof (or any other form of payment) will be payable in connection with the Return of Capital. Any fractional interests in Base Carbon Shares will be rounded down to the nearest whole number of shares. Based upon the number of common shares of Abaxx currently outstanding, and ignoring the effect of rounding for fractional interests, one (1) Base Carbon Share will be paid for every fourteen (14) Abaxx common shares held on the Record Date (approximately 0.0714 Base Carbon Shares per Abaxx common share).

Abaxx shareholders will not be required to pay for any Base Carbon Shares that they receive under this distribution, nor will they be required to surrender or exchange any Abaxx common shares in order to receive the Base Carbon Shares, or to take any other action in connection with the distribution. After the completion of the Return of Capital, Abaxx will continue to hold 19,339,593 common shares of Base Carbon.

The Company intends for the distribution of the Base Carbon Shares to be issued as a tax-free return of capital. The Company cannot guarantee the tax-free status of the Return of Capital and shareholders with questions regarding tax implications should carefully review the information circular sent to shareholders of the Company for the Meeting and consult with their own tax advisors.

About Abaxx Technologies

Abaxx is a development stage financial software company creating proprietary technological infrastructure for both global commodity exchanges and digital marketplaces. The company’s formative technology increases transaction velocity, data security and facilitates improved risk management in the majority owned Abaxx Singapore Pte. Ltd. (“AEX”, or “Abaxx.Exchange”) - a commodity futures exchange seeking final regulatory approvals as a Recognized Market Operator (“RMO”) and Approved Clearing House (“ACH”) with the Monetary Authority of Singapore (“MAS”). Abaxx is a founding shareholder in Base Carbon Corp. and the creator and producer of the SmarterMarkets™ podcast.

For more information, please visit abaxx.tech, abaxx.exchange and SmarterMarkets.media

About Base Carbon

Base (for the Benefit of Air, Sea, Earth) Carbon is a globally diversified asset development firm in the business of sourcing, developing and financing carbon credits. The firm’s mandate is to be the preferred project partner for financing, access to markets and technology. Base intends to deploy capital across the carbon ecosystem in a risk-adjusted manner as carbon markets evolve with heightened societal awareness coupled with increased industry and consumer demand for carbon offsetting. Base management and directors have decades of experience in financial structuring, technology development, capital markets, environmental and carbon markets.

For more information, please visit basecarbon.com

Media and investor inquiries:

Abaxx Technologies Inc.

Paris Golab, Head of Investor Relations
Tel: +1 246 271 0082

E-mail: ir@abaxx.tech

Forward-Looking Statements

This News Release includes certain “forward-looking statements” which do not consist of historical facts. Forward-looking statements include estimates and statements that describe Abaxx, or the Company’s future plans, objectives or goals, including words to the effect that Abaxx expects a stated condition or result to occur. Forward-looking statements may be identified by such terms as “seeking”, “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although these statements are based on information currently available to Abaxx, Abaxx does not provide any assurance that actual results will meet management’s expectations. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward looking information in this news release includes, but is not limited to, the completion and timing of the Return of Capital, the completion and timing of the Base Carbon reverse-takeover, the “tax-free” status of the Return of Capital, Abaxx’s objectives, goals or future plans, statements, timing of the commencement of operations and estimates of market conditions. Such factors include, among others: risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for Abaxx to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on Abaxx and the industry; network security risks; the ability of Abaxx to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Abaxx include but are not limited to: operations in foreign jurisdictions, protection of intellectual property rights, contractual risk, third party risk; clearinghouse risk, malicious actor risks, third-party software license risk, system failure risk, risk of technological change; dependence of technical infrastructure, an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of commodities, capital market conditions, restriction on labour and international travel and supply chains. Abaxx has also assumed that no significant events occur outside of Abaxx’ normal course of business.

Abaxx cautions that the foregoing list of material factors is not exhaustive. In addition, although Abaxx has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. When relying on Abaxx forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Abaxx has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Abaxx as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward-looking information and should not rely upon this information as of any other date. Abaxx does not undertake to update this information at any time except as required in accordance with applicable laws. The Neo Exchange does not accept responsibility for the adequacy or accuracy of this press release.